Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS (a)
(in millions)

	First Nine Months 2007	2006	2005	2004	2003	2002
Earnings
Income before income taxes and cumulative effects of changes in accounting principles (b)	$726	$(15,074)	$1,054	$4,087	$893	$4,021
Less: Equity in net (income)/loss of affiliates included in income before income taxes	(282)	(426)	(303)	(240)	(155)	137
Adjusted income	444	(15,500)	751	3,847	738	4,158
Adjusted fixed charges (c)	8,687	9,321	9,091	9,136	9,996	10,977
Earnings	$9,131	$(6,179)	$9,842	$12,983	$10,734	$15,135
Combined Fixed Charges and Preferred Stock Dividends
Interest expense (d)	$8,246	$8,841	$8,484	$8,528	$9,235	$10,128
Interest portion of rental expense (e)	266	329	514	565	524	448
Preferred Stock dividend requirements of majority-owned subsidiaries and trusts	—	—	—	—	190	353
Fixed charges	8,512	9,170	8,998	9,093	9,949	10,929
Ford Preferred Stock dividend requirements (f)	—	—	—	—	—	22
Total combined fixed charges and Preferred Stock dividends	$8,512	$9,170	$8,998	$9,093	$9,949	$10,951
Ratios
Ratio of earnings to fixed charges	1.1	(g )	1.1	1.4	1.1	1.4
Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.1	(g )	1.1	1.4	1.1	1.4
__________

(a)	Discontinued operations are excluded from all amounts.

(b)	Income before taxes includes equity income from unconsolidated subsidiaries.

(c)
Fixed charges, as shown above, adjusted to exclude capitalized interest, and to include dividends from unconsolidated subsidiaries as well as amortization of capitalized interest.  (Capitalized interest (in millions): 2007 YTD— $36; 2006— $58; 2005— $67; 2004 — $57; 2003 — $63; 2002 — $46).

(d)	Includes interest, as defined on our income statement, plus capitalized interest.

(e)	One-third of all rental expense is deemed to be interest.

(f)	Preferred Stock dividend requirements were increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on our effective income tax rates.

(g)	Earnings for 2006 were inadequate to cover fixed charges by $15.3 billion.

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